March 28, 2008

Ms. Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

RE:	East Fork Biodiesel, LLC
Registration Statement on Form 10-SB
Amendment 1 to Registration Statement on Form 10-SB
Filed January 28 and 29, 2008
File No. 0-53040

Dear Ms. Hardy:

This letter is in response to your letter dated February 22, 2008 regarding the SEC’s review of our Registration Statement on Form 10-SB and Amendment No. 1 thereto filed on January 28 and 29, 2008 (collectively, our “registration statement”). Included below are your individual comments and the Company’s responses.

General

1.

Effective February 4, 2008, the Commission has adopted a new system of disclosure rules for smaller companies filing periodic reports and registration statements. If East Fork Biodiesel files an amendment to the registration statement on or after February 4, 2008, East Fork Biodiesel must file an amendment on Form 10. See Release No. 33-8876. For additional guidance, refer to “A Small Entity Compliance Guide” that is available on the Commission’s website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

RESPONSE:

Our amendment filed today to our registration statement has been filed as Form 10/A (For Form 10-SB Pre-Effective Amendment No. 2 on Form 10).

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

2.	Please revise to update your financial statements pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:

We have amended our registration statement to include our unaudited financial statements as of December 31, 2007. In addition, we have amended the narrative of our registration statement to reflect: the current financial numbers, our current plan of operations, our current available cash and cash requirements and our current estimate of the lead time to restart our plant. Please see Item 2 at pages 14-21.

Item 2. Management’s Plan of Operations, page 14

Plan of Operations

3.

Expand MD&A to discuss your accounting for derivatives, including a description of the underlying items and transactions. Disclose quantities, prices, transaction dates and other relevant terms to clarify the factors used in valuing the derivative instruments on the balance sheet. Clarify the overall potential exposure from your short position with respect to home heating oil, in the event prices continue to increase. Consider including a sensitivity analysis clarifying your exposure on this position, as well as positions on the market value of soybean oil. Discuss the effect if anticipated transactions (e.g. forecasted soybean oil purchases and forecasted biodiesel sales) are no longer likely to occur due to plant shutdown or other events. Refer to paragraph 44 of SFAS 133, Article 4-08(n) of Regulation S-X and Section V of SEC Release 33-8350.

RESPONSE:

We have amended our registration statement to expand on our disclosure of the accounting for the derivatives. We have also indicated that due to the decision to suspend production until economic conditions improve all the contracts were closed by February 29 with an additional loss of approximately $47,000 being recognized. Because the actual additional loss is quantified and the positions were closed prior to the filing we did not believe that additional disclosure would be beneficial to the readers in the current period.  When we enter into derivatives in future periods we will provide added disclosure of the potential exposure from short positions and consider including a sensitivity analysis to clarify that exposure. Please see Item 2 at page 15 of our registration statement and conforming changes to Item 1A at page 12 of our registration statement. Please see also our financial statements as of December 31, 2007, etc. at page F-20.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

Security Ownership of Certain Beneficial Owners and Management, page 21

4.	Include the address of each beneficial owner. See Item 403(a) of Regulation S-B.

RESPONSE:

We have amended our registration statement to include the business address of each beneficial owner, all of whom serve as our directors and officers. Please see Item 4 at pages 22-23 of our registration statement.

5.	In footnote (2), identify the three other persons with whom Mr. Dale Mechler shares voting and investment power for the units.

RESPONSE:

We have amended our registration statement to include the names of the three other persons: Mr. Mechler’s two brothers and his mother. Please see Item 4, Footnote 5, at page 24 of our registration statement.

Directors and Executive Officers, Promoters and Control Persons, page 22

6.

In the biographical paragraphs of Messrs. Lennon Brandt, Kenneth M. Clark, Michael L. Duffy, Allen A. Kramer, Jack W. Limbaugh, Jr., Dean Ulrich, Dave Rosenmeyer, Lance White and Ms. Darci Propst, describe briefly their business experience during the past five years. See subparagraphs (a)(4) and (b) of Item 401 of Regulation S-B.

RESPONSE:

We have amended our registration statement to include a brief description of the business experience during the past five years of the above-named individuals. Please see Item 5 at pages 25-26 of our registration statement.

Certain Relationships and Related Transactions and Director Independence, page 28

7.

It appears that East Fork Biodiesel’s directors and officers may be considered promoters. Provide all of the disclosures required by Item 404(c) of Regulation S-B, including the number of membership units that each director and officer purchased and the consideration that each director and officer paid for his membership units. We note the disclosure under “Security Ownership of Certain Beneficial Owners and Management” on page 21 that East Fork Biodiesel’s directors and officers own membership units. For additional guidance, refer to Release No. 34-54302A.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

RESPONSE:

We have amended our registration statement to include the requested information. Please see Item 4 at pages 23-24, and Item 7 at page 32 of our registration statement.

Financial Statements

Statement of Operations, page F-4

8.

You recognized $1.2 million of interest income during 2007 which was significantly higher than in the prior year. Please tell us and disclose what this income relates to and ensure that MD&A in your amended document discusses the impact interest income and the related increase during 2007 had on results of operations and liquidity.

RESPONSE:

We have amended our registration statement to disclose that the majority of our interest income relates to our invested cash pending its use to finance the construction of our plant. Since inception we have earned $1,264,550 of interest income. However, since the proceeds have been expended for plant construction, we anticipate 2008 interest income will be approximately $25,000. Please see Item 2 at page 15 of our registration statement.

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Significant Accounting Policies

9.

You disclose that in December 2007 you generated gross sales of $3,150,000. Please revise to disclose your revenue recognition policy, specifically addressing how you are accounting and presenting sales made to REG and to any other third party customers and how your accounting complies with SAB 104.

RESPONSE:

We have amended our registration statement to explain that our actual sales did not occur until January 2008. The December 31, 2007 financial statements do include a brief revenue recognition policy since there are no sales in any of the periods presented.  In the next quarter we will expand the disclosures related to the sales made to REG and the revenue will be recognized in accordance with SAB 104. Please see Item 2 at page 14 of our registration statement.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

10.

Please tell us and disclose the nature of the $1.2 million margin deposit recorded at September 30, 2007, your basis in the accounting literature for capitalization and method of amortization and how you evaluate this asset for recoverability.

RESPONSE:

We have amended our financial statements to clarify that the $1.2 million margin deposit is actually cash on deposit with the broker to cover the margin call on the open contracts.  The title on our balance sheet has been changed to clarify what the amount represents. Please see our balance sheet in our Financial Statements as of September 30, 2007, etc. at page F-3 and our balance sheet Financial Statements as of December 31, 2007, etc., at F-14.

Note 4. Related Party Transactions, page F-11

11.

Disclosure states that East Fork Biodiesel paid a consulting company owned by its chief executive officer and a member of its board of directors for project coordination, administration, and consulting services under an unwritten, month to month consulting arrangement. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 602(b)(10) of Regulation S-B, the registrant should provide as an exhibit to the registration statement a written description of the contract. Please file the exhibit.

RESPONSE:

Our amended registration statement contains at Exhibit 10.12 a written description of the contract.

12.

Disclosure states that East Fork Biodiesel issued 50 units to Ag Visions Enterprises, LLC in lieu of cash payment of $50,000 for services under its consulting agreement with Ag Visions. Advise what consideration East Fork Biodiesel has given to filing the agreement as an exhibit to the registration statement. See Item 60l(b)(10) of Regulation S-B.

RESPONSE:

Our amended registration statement contains the agreement listed above as Exhibit 10.13.

Note 5. Benefit Plans, page F-11

13.	You disclose that your unit appreciate rights provide for cash payment. Tell us how you are accounting for these cash settled awards and how your accounting complies with SFAS l23R.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

RESPONSE:

Since the unit awards provide for a cash settlement, they are accounted for as a liability in accordance with SFAS 123R. The fair value is computed using a Black-Scholes option pricing model as of the end of each reporting period. The liability is being accrued over the vesting period. The expense related to the options in the period is less than $1,000. Based on the immaterial nature of the liability, we elected to omit most of the required disclosures related to the assumptions and disclose only an overview of the plan and indicate that the expense during the period was insignificant.

Note 6. Commitments and Contingencies, page F-11

14.

With regard to your Management and Operational Services Agreement with REG, please tell us how you plan to account for and present the monthly fees paid to REG for their services. In this regard, specifically tell us how you are accounting for any marketing fees and commissions and how you have considered the conditions in paragraph 9 of EITF 01-9.

RESPONSE:

We have amended our registration statement to disclose that on December 1, 2007 we and REG amended the Management Agreement with the intent to reflect a reduction of the monthly fee to the amount of the compensation costs (including benefits) of our General Manager and Operations Manager while our plant is idle. In accordance with EITF 01-9 this fee will be reflected as an expense based upon the fair value of the services received.  Once operational we will evaluate the other components of the fee based upon the fair value of the services provided to insure that the accounting is consistent with the guidance in EITF 01-9. Our amended registration statement contains the amendment as Exhibit 10.5.1. Please see Item 1 at page 1 of our registration statement. Please see also our Financial Statements as of December 31, 2007, etc. at page F-24.

15.

You disclose that you have entered into two put option agreements which would require you to purchase land adjacent to your plant. Tell us how you are accounting for these put options and cite the authoritative literature that supports your accounting.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

RESPONSE:

The payments made under the put options were expensed when incurred. The options are with individuals and therefore are exempt from the provisions of FIN 46. We believe that the option price approximates the current fair value for the underling property and therefore if exercised would not result in a loss to the Company. We will continue to monitor any changes in fair value and make appropriate disclosures and/or accruals in accordance with SFAS 5.

Exhibit Index

16.	Include an exhibit index immediately before the exhibits filed with the registration statement as required by Rule 102(d) of Regulation S-T.

RESPONSE:

We have amended our registration statement accordingly.

Exhibits

17.	The financial statements’ note 6 refers to these agreements:

•

Two put option agreements entered into by East Fork Biodiesel on December 15, 2006 whereby the sellers can require East Fork Biodiesel to purchase property adjacent to its plant. One agreement provides for a purchase price of $120,750 plus 105% of the cost of any improvements made to the property before the option’s exercise, and the other agreement provides for a purchase price of $236,250.

•

An option agreement entered into by East Fork Biodiesel in May 2006 that provided East Fork Biodiesel the option to purchase additional adjacent land for $12,500 per acre in 10 acre increments covering 44 acres and expiring in May 2011.

Advise what consideration East Fork Biodiesel has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

Our amended registration statement contains the agreements listed above as Exhibits 10.14, 10.15 and 10.16.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

Material Changes by Registrant (other than responding to the comments)

We have amended our registration statement to reflect:

•	the receipt of pending environmental approvals (please see Item 1 at page 6 of our registration statement); and
•	our anticipated timing of our sale of units to REG Ventures, LLC in lieu of cash payment of $2,000,000 for construction services (please see Item 10 at page 33 of our registration statement).

Other Non-Substantive Provisions

In addition to the above-described changes and updates, we have made grammar-related and/or typographical revisions and conformed the Items as set forth on Form 10, none of which have altered the substance of our registration statement.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact Ed Carroll at (563) 324-3246.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

March 28, 2008

Sincerely,

EAST FORK BIODIESEL, LLC

By:
Kenneth M. Clark,
Chairman and President

cc:	Edmund H. Carroll, Esq.
McGladrey & Pullen